
February 24, 2023

Charles Cassel
Chief Executive Officer and Chief Financial Officer
Consilium Acquisition Corp I, Ltd.
2400 E. Commercial Boulevard, Suite 900
Ft. Lauderdale, FL 33308

  Re: Consilium Acquisition Corp I, Ltd.
    Form 10-K for the year ended December 31, 2021
    File No. 001-41219

Dear Charles Cassel:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction